

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

M r. Joshua Bleak
President and CEO
American Energy Fields, Inc.
3266 W. Galveston Dr., #101
Apache Junction, AZ 95120

>   **Re:**   **American Energy Fields, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2010**
>   **Filed July 12, 2010**
>   **File No. 333-152023**

Dear Mr. Bleak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that you have provided audited financial statements for the period from inception (i.e., November 23, 2009) to March 31, 2010. However, the report issued by your independent registered public accounting firm makes reference to the year ended March 31, 2010. In addition, the report issued by your independent registered public accounting firm does not disclose the city and state where issued. Please advise your auditor to revise their report accordingly. Refer to Article 2-02 of Regulation S-X.

Engineering Comments

General

2.   We note that your website and some press releases refer to or use terms other than proven and/or probable reserves, such as "measured," "indicated," and "inferred" resources. If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

COSO, page 2

3.   Please explain the terms and conditions of your 97% net revenue interest in the COSO property. Please tell us whether this is a royalty interest related to your mineral rights and/or properties or your state lease.

4.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

- A north arrow;

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

- A title of the map or drawing, and the date on which it was drawn;

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data;

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

5.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property;

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights;

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property;

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

  You may refer to paragraphs (b) (1) through (5) of Industry Guide 7 for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

6. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

   - Disclose a brief geological justification for each of the exploration projects written in non-technical language;

   - Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect;

   - If there is a phased program planned, briefly outline all phases;

   - If there are no current detailed plans to conduct exploration on the property, disclose this prominently;

   - Disclose how the exploration program will be funded;

   - Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

7. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Compliance with Government Regulation, page 3

8. We note your two claim groups are subject to exploration permitting requirements of the Bureau of Land Management (BLM) in addition to California State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform your planned exploration activities on your properties. For each of your exploration projects or claim groups, clarify the status of your exploration and/or environmental permits and disclose your obligations with estimated costs for the use of these properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864. Please contact George Schuler, mining engineer, at (202) 551-3718 if you have any questions regarding engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief